KAYE COOPER KAY & ROSENBERG, LLP
ATTORNEYS AT LAW
30A VREELAND ROAD, SUITE 230
FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600
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E-MAIL dmkaye@kcfkr.com

DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

August 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Amendment No. 2 to Form 8-K Filed July 23, 2013 Form 10-Q for the Period Ended May 31, 2013 Filed July 23, 2013 File No. 001-34274

Dear Ms. Long:

Reference is hereby made to comment letter dated August 5, 2013 from the Staff of the Commission regarding the above referenced filings.  The comment letter requests that Life Nutrition Products, Inc., now known as ADGS Advisory, Inc. (the “Company”), respond to such letter within ten (10) business days from the date thereof or inform the Staff when the Company will provide the requested response.  This will confirm that on August 16, 2013 I spoke to Kevin Stertzel of the Commission’s staff and requested, on behalf of the Company, additional time in which to respond to the Staff’s comments.  In connection therewith, I indicated that the Company plans to respond to the comment letter by no later than Wednesday, August 28, 2013.  The reason for the request is that the Company is in the process and needs additional time to compile the information being requested in the comment letter and the auditors, in turn, will need time to review such information.

Should you have any questions regarding the foregoing, please do not hesitate the contact me at (973) 443-0670.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely yours,

/s/ David M. Kaye

David M. Kaye

cc:   ADGS Advisory, Inc.